UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sports Entertainment Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

84918M106
(CUSIP Number)

April 29, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84918M106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Discovery Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,550,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,550,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,550,000[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.67%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

_________________

1 The total number reported consists of 1,200,000 shares of Class A Common Stock and 1,350,000 shares of Units. Each Unit consists of one share of Class A Common Stock and one-half of one redeemable warrant of the Issuer (a “Warrant” and, with respect to the Warrants included in the Units sold, the “Public Warrants”). The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a business combination and (b) 12 months from the closing of the initial public offering. The CUSIP for the Units is 84918M205.

CUSIP No.	84918M106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert K. Citrone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,550,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,550,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,550,000[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.67%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

____________________

1 The total number reported consists of 1,200,000 shares of Class A Common Stock and 1,350,000 shares of Units. Each Unit consists of one share of Class A Common Stock and one-half of one redeemable warrant of the Issuer (a “Warrant” and, with respect to the Warrants included in the Units sold, the “Public Warrants”). The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a business combination and (b) 12 months from the closing of the initial public offering. The CUSIP for the Units is 84918M205.

CUSIP No.	84918M106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Discovery Global Opportunity Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,550,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,550,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,550,000[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.67%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

____________________

1 The total number reported consists of 1,200,000 shares of Class A Common Stock and 1,350,000 shares of Units. Each Unit consists of one share of Class A Common Stock and one-half of one redeemable warrant of the Issuer (a “Warrant” and, with respect to the Warrants included in the Units sold, the “Public Warrants”). The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a business combination and (b) 12 months from the closing of the initial public offering. The CUSIP for the Units is 84918M205.

CUSIP No.	84918M106

Item 1.	(a).	Name of Issuer:

Sports Entertainment Acquisition Corp.

	(b).	Address of Issuer's Principal Executive Offices:

Golden Bear Plaza 11760 US Highway 1, Suite W506 North Palm Beach, Florida 33408

Item 2.	(a) – (c)	Name, Principal Business Address, and Citizenship of Persons Filing:

Discovery Capital Management, LLC – Connecticut
Robert K. Citrone – U.S.A. Discovery Global Opportunity Master Fund, Ltd. – Cayman Islands

Discovery Capital Management, LLC 20 Marshall Street, Suite 310 South Norwalk, CT 06854 United States of America
Robert K. Citrone c/o Discovery Capital Management, LLC 20 Marshall Street, Suite 310 South Norwalk, CT 06854 United States of America
Discovery Global Opportunity Master Fund, Ltd. c/o Discovery Capital Management, LLC 20 Marshall Street, Suite 310 South Norwalk, CT 06854 United States of America

	(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

	(e).	CUSIP Number:

84918M106

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Discovery Capital Management, LLC – 2,550,000
Robert K. Citrone – 2,550,000 Discovery Global Opportunity Master Fund, Ltd. -2,550,000

(b)	Percent of class:

Discovery Capital Management, LLC – 5.67%
Robert K. Citrone – 5.67% Discovery Global Opportunity Master Fund, Ltd. – 5.67%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Discovery Capital Management, LLC – 0
Robert K. Citrone – 0 Discovery Global Opportunity Master Fund, Ltd. - 0

(ii) Shared power to vote or to direct the vote

Discovery Capital Management, LLC – 2,550,000
Robert K. Citrone – 2,550,000 Discovery Global Opportunity Master Fund, Ltd. - 2,550,000

(iii) Sole power to dispose or to direct the disposition of

Discovery Capital Management, LLC – 0
Robert K. Citrone – 0 Discovery Global Opportunity Master Fund, Ltd. - 0

(iv) Shared power to dispose or to direct the disposition of

Discovery Capital Management, LLC – 2,550,000
Robert K. Citrone – 2,550,000 Discovery Global Opportunity Master Fund, Ltd. - 2,550,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

(a) Certification by Discovery Capital Management, LLC and Robert K. Citrone:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2021
(Date)

Discovery Capital Management, LLC

By: /s/ Robert K. Citrone
(Signature)

Managing Member
(Name/Title)

Discovery Global Opportunity Master Fund, Ltd.

By: /s/ Robert K. Citrone
(Signature)

Director
(Name/Title)

/s/ Robert K. Citrone
(Signature)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13G dated May 10, 2021 relating to the Class A Common Stock, par value $0.0001 per share of Sports Entertainment Acquisition Corp. shall be filed on behalf of the undersigned.

May 10, 2021
(Date)

Discovery Capital Management, LLC

By: /s/ Robert K. Citrone
(Signature)

Managing Member
(Name/Title)

Discovery Global Opportunity Master Fund, Ltd.

By: /s/ Robert K. Citrone
(Signature)

Director
(Name/Title)

/s/ Robert K. Citrone
(Signature)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT B

Discovery Capital Management, LLC is the relevant entity for which Robert K. Citrone may be considered a control person.